Mail Stop 3561

May 4, 2009

Richard Jagodnik
President
Diagnostic Imaging International Corp.
848 N. Rainbow Blvd. #2494
Las Vegas, NV 89107

       Re: Diagnostic Imaging International Corp.
             Form 10-K/A for Fiscal Year Ended
             December 31, 2008
             Filed April 29, 2009
             File No. 333-136436

Dear Mr. Jagodnik:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for Fiscal Year Ended December 31, 2008

Item 8 – Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, F-1

1. We note that your independent accountant is relying on the work performed by their predecessor, Robnett & Company, for the period from March 14, 2002 (inception) through December 31, 2006. Please advise your independent accountant to revise

their report to state the date of the report issued by their predecessor. Refer to AU 508.

2. In connection with the comment above, please revise to provide the audit report issued by Robnett & Company that provides assurance on your statements of operations, changes in stockholders' equity (deficit), and cash flows for the period March 14, 2002 (inception) through December 31, 2006. If you are unable to provide this report from you predecessor accountant, you should have a firm that is registered with the PCAOB re-audit this period and amend your filing to include an appropriate audit report for the referenced period.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services